INVEST IN **QINTA**

Self-driving wallet for the global citizen

PITCH VIDEO INVESTOR PANEL


Welcome to Qinta
Self-driving wallet for the global citizen
$ 5,500
$ 500
5
TRANSFER
NEW GOAL
Emergency Fund
90%
College Tuition
90%
60%
Earn While Saving
Track Progress

qinta.io San Francisco CA

Technology Software Fin Tech App Finance

LEAD INVESTOR

Raymond Brown (Venture Partner GMC)

QINTA is on a mission to improve financial wellness. Melvin and I have gotten to know each other over the past year during which many of our conversations surrounded the challenges that individuals face when trying to achieve financial freedom. After learning about the experiences Melvin had working at Google as a finance manager, I knew he understood the root of the problem: the fact that people park their money in banks, saving endlessly without getting a return on their money. But with QINTA, they are able to earn up to 10% APY on their QINTA savings accounts. I always believe in founders who are passionate about solving real-world problems; that is why I am backing QINTA. QINTA has a very capable team and is creating a product that everyone can use, no matter their level of financial literacy.

Invested $1,000 this round

Highlights

1. 💰 Helps people meet financial goals, earn higher interest rates (up to 10% APY on savings)
2. 💪 Team includes Cambridge University postgrads w/ Finance, ML, risk management focuses; experience @ Google, Grab, Qwant
3. 🏦 Global online banking market size valued at $11.43B in 2019, is projected to reach $31.81B by 2027

3. 🏦 Global online banking market size valued at $11.43B in 2019, is projected to reach $31.81B by 2027

4. 🚀 Selected by Daily Finance as one of the "Best Fintech Startups Founded in 2020/2021"
5. 💸 Former Partner at Emerald Peak Private Equity invested on same terms
6. 💫 Working prototype developed & tested
7. 📈 2,000+ signed up in 1 mo for early access once the product launches publicly

Our Team

Melvin Noche Co-Founder & CEO

Former industry analyst & insights manager @ Google. Seasoned corporate finance consultant across multiple industries and geographies. Cambridge University, Master of Finance; Trained CPA.

> "Growing up, I experienced firsthand life's difficulties from financial setbacks. With the pandemic, many are going through similar challenges. Hence, Qinta was born, to help people recover from the financial setbacks caused by the pandemic."

Ivy Irene Andreenkova Co-Founder & CTO

15+ years experience as product manager & software developer building B2B and B2C digital products. Former product manager for a Decacorn in Southeast Asia. Expert in product strategy, branding, and growth hacking.

Damien Allonsius, PhD Consultant

An experienced Data Scientist at Qwant specializing in Machine Learning. He has a Master of Mathematics from Cambridge University and a Phd from Universite Paris - Saclay.

Gilmore Wellio, Phd Consultant

A specialist in hypothesis testing gained from his years in Academia and his research work at Procter & Gamble. He has a Master's in Chemical Engineering from Cambridge University and a Phd from the University of Birmingham.

Introducing Qinta, 'Self-driving wallet for the global citizen'

Qinta: a new fintech startup which aims to help people meet their financial goals by providing simple, affordable and accessible financial solutions.


qinta
Bringing you **wealth-building** solutions
that are **simple, affordable** and **accessible**

that are **simple, affordable** and **accessible**

Qinta is solving a big problem

The recent pandemic devastated people's livelihood. Many had to cut working hours, others lost their jobs. In the U.S. alone, 33% of households experienced a decline in income. And 50% of Americans were unable to achieve their financial goals.

The world is now in a tougher economic climate. Interest rates are at an all-time low and higher inflation is upon us. Moreover, existing financial solutions are insufficient to help people achieve their financial goals.

1. **Rock-bottom interest rates:** *With traditional savings accounts, you earn close to nothing (0.04% national average) on your hard-earned money.*

2. **Fees are eating up your money:** *Fees more than offset any return you get from traditional savings accounts.*

We need a solution for our time

We bring you Qinta, the digital wallet for our time. Earn market-leading returns and reach your financial goals confidently and with ease.



Self-driving wallet for the global citizen
Earn up to 10% on your savings. No hidden fees.
Get Started

Our solutions include:

High-Yield Savings

With Qinta high-yield savings, you can earn up to 10% interest on your funds.

Smart Goal Planner

We provide tools that can help you reach your financial goals faster. You can also track your progress as you earn high-yield on your hard-earned money.

Surprise Lovable Features
(v2 of product release)

You will have at your fingertips innovative wealth-building solutions dedicated to helping you live the life that you want.

How high-yield returns are generated

Users' deposits earn high yield by being placed in pooled funds that are allocated to different alternative investment options including but not limited to: (a) derivatives (b) trading financial assets (c) algorithmic investment strategies and so forth.

Returns are maximized because everything is done via code eliminating the need for any middlemen, which traditionally reduced net returns from any investment strategy. Risks are mitigated by Qinta's proprietary risk-return models and insurance covers.

We leverage Blockchain technology

We utilize the latest in blockchain technology to unlock financial benefits needed to help people recover from the financial setbacks caused by the pandemic.

Easy and Convenient

Our solutions are designed to make it simple for Qinta users to build their wealth with just a few clicks.

Proprietary Risk Model

Our team developed a proprietary risk-return model that maximizes the likelihood of sustainable high returns for Qinta users.



We are an outlier in a sea of sameness

Qinta high-yield savings help you earn up to 10% interest on your funds without any hidden fees.



High Yield
Up to 10%
qinta
0.5%
0.5%
0.35%
Chime
Marcus
Wealthfront
0.01-0.05%
Bank of America
0.01%
WellsFargo
High Fees
Low Fees


Low Yield

Note: Data as of April 2021

We've built a world-class team

The Qinta team includes Cambridge University postgrads with finance, machine learning and risk management expertise with experience at Google, Grab (Decacorn Southeast Asia), Qwant, and FTI Consulting.



Vin Noche
CEO & Co-Founder

A trained Certified Public Accountant with a Master of Finance from Cambridge University

As a seasoned Management Consultant, he led Corporate Finance and Operations Strategy engagements with: U.S. and Asia-Pacific multinational banks, airlines, power plants, real estate construction companies, manufacturing company, and an online fashion retailer.

As a former BrandLab Insights Manager @ Google, Melvin helped grow the users / customers of major brands in the Finance, Tech, Telco, CPG, Entertainment and Travel industries in the U.S. and Asia-Pacific.



Ivy Andreenkova
CTO & Co-Founder

A seasoned Product Manager and Software Engineer with an MBA from BYU Marriott School of Business. Former Product Manager for a Decacorn in Southeast Asia.

As a Software Engineer, Ivy developed fintech solutions for multinational banking institutions based in the US and Japan. As a Product Manager, she helped grow revenue and users for market-leading tech companies in Southeast Asia.

Her expertise includes Product Strategy, Growth Hacking, Market Research, and Customer Success with demonstrated history of building world-class B2B and B2C digital solutions.



Damien Allonsius, PhD
Consultant

An experienced Data Scientist at Qwant specializing in Software Engineering & Machine Learning. He has a Master of Mathematics from Cambridge University and a Phd from Université Paris - Saclay.



Gilmore Wellio, PhD
Consultant

A specialist in hypothesis testing gained from his years in Academia and his research work at Procter & Gamble. He has a Master's in Chemical Engineering from Cambridge University and a Phd from the University of Birmingham.

Early traction: 2,000+ signed up in 1 month

We ran a 1-month organic campaign to reach out to potential customers and over 2,000 individuals signed up for early access to Qinta.

2,000+
sign ups



How Qinta will make money


Qinta profits from its share of deposit's earnings.
qinta
% of earnings
Earnings
User Deposits
(user funds are privately insured)
Qinta Users
Marketplace Lending in the Distributed Ledger Space

Our roadmap

Q4 2021 Q1 2022 Q2 2022 Q2 - Q3 2022 Q4 2022 Q1 2023


First Seed Round
Complete Tech Team
Beta Testing
Small group access
Public Launch v1.0
Non-custodial high-yield savings
Launch ambassador program
Foundational Systems
Admin
System Health
Metrics
Learn From Users
Enhance v1.0
Smart Goal Planner
Grow ambassador program
Public Launch v2.0
Surprise Lovable Features

* These are forward-looking projections and can't be guaranteed.

Downloads

qinta seed round pitch deck .pdf